December 11, 2024

Daniel Wagner
Chief Executive Officer
Rezolve AI Ltd
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

       Re: Rezolve AI Ltd
           Registration Statement on Form F-1
           Filed December 5, 2024
           File No. 333-283622
Dear Daniel Wagner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Gerry Williams, Esq.